Form 10-K, Exhibit 13
period 1995-12-31
SILVER SCREEN PARTNERS III LP
filed 1996-03-29
CIK 799101

-------------
                                 SILVER SCREEN
                                 -------------

                 [THE ROMAN NUMERAL III SUPERIMPOSED DIAGONALLY
                  OVER THE WORDS SILVER SCREEN IN A RECTANGLE]












                               Annual Report 1995

Silver Screen Management

(c)1996 Silver Screen Management, Inc. Design: Pentagram


Officers:                                             Directors:

Roland W. Betts                                       Paul Bagley
President and Chief Executive Officer                 New York, New York

Tom A. Bernstein                                      Tom A. Bernstein
Executive Vice President                              New York, New York

Barbara Stubenrauch                                   Roland W. Betts
Senior Vice President                                 New York, New York

Richard S. Kasof                                      John Tommasini
First Vice President                                  New York, New York

Dana Thayer                                           William Turchyn, Jr.
First Vice President                                  New York, New York

Liz A. Brevetti
Vice President

Keith C. Champagne
Vice President

Evelyn Halley
Vice President

Stuart A. Sheinbaum
Director of Investor Relations

Conchetta S. Mayfield
Director of Operations

Paul Rindone
Director of Operations

To Our Limited Partners

     Silver Screen Partners III distributed approximately $4 million for the four quarters of 1995, bringing total distributions since the Partnership's inception in 1987 to $426 million. Of the $426 million, approximately 60% is return of capital and 40% is income.


     During 1995, the majority of Partnership revenue was generated from the foreign free television market for "Shoot to Kill," "Honey, I Shrunk the Kids," and "Adventures in Babysitting." "Roger Rabbit" generated Partnership revenue from the U.S. network television market during the year.

     As reported in our November 6, 1995 letter to investors, Silver Screen Partners III and The Walt Disney Company have agreed on the sale of the Partnership's interest in the Disney-Silver Screen III Joint Venture. Disney agreed to purchase the Silver Screen Partners III interest for $125 million. This payment is scheduled to occur on the closing of the purchase on September 30, 1997.

     Normal revenues will continue to be distributed to investors until closing of the purchase, although we expect that Partnership revenue during the next year will be minimal, and that there will be upcoming quarters when no distributions will be paid.

     Tax information for preparing your 1995 income tax returns will be mailed to you by March 15. In the meantime, our Investor Relations Department is available to assist you with any questions you may have.

Sincerely,



/s/ Roland W. Betts

Roland W. Betts
President



/s/ Tom A. Bernstein

Tom A. Bernstein
Executive Vice President
January 24, 1996

[GRAPHIC OMITTED] Report Of Independent Auditors



To the Partners
Silver Screen Partners III, L.P.

     We have audited the accompanying balance sheets of Silver Screen Partners III, L.P. (a limited partnership) as of December 31, 1995 and 1994, and the related statements of operations, partners' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silver Screen Partners III, L.P. (a limited partnership) at December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles. New York, New York January 24, 1996


                                              /s/ Ernst & Young LLP


New York, New York
January 24, 1996

[GRAPHIC OMITTED] BALANCE SHEETS




 December 31, 1995 and 1994                                1995          1994
                                                         ----------   ----------

ASSETS

Current assets:

Cash .................................................   $  247,033   $  103,007

Temporary investments (at cost plus accrued interest,
  which approximates market) (Note 3) ................    3,244,285    5,939,989
                                                         ----------   ----------
Total current assets .................................    3,491,318    6,042,996

Investment in Joint Venture (Note 4) .................    2,862,545      893,266
                                                         ----------   ----------
                                                         $6,353,863   $6,936,262
                                                         ==========   ==========

LIABILITIES AND PARTNERS' EQUITY

Current liabilities:

Due to managing general partner ......................   $   47,150   $   38,496
                                                         ----------   ----------
Total current liabilities ............................       47,150       38,496
Other liabilities ....................................      106,790      106,790
                                                         ----------   ----------
Total liabilities ....................................      153,940      145,286
                                                         ----------   ----------
Partners' equity:

General partners (Note 1) ............................         --           --

Limited partners .....................................    6,199,923    6,790,976
                                                         ----------   ----------
Total partners' equity ...............................    6,199,923    6,790,976
                                                         ----------   ----------
                                                         $6,353,863   $6,936,262
                                                         ==========   ==========


See notes to financial statements.

[GRAPHIC OMITTED] STATEMENTS OF OPERATIONS



Years ended December 31, 1995, 1994 and 1993             1995         1994          1993
                                                    ----------   ----------   ----------

Revenues:

Income from Joint Venture (Note 4) ..............   $4,515,810   $3,444,814   $5,096,264

Interest income .................................      256,654      255,443      389,132
                                                    ----------   ----------   ----------
                                                     4,772,464    3,700,257    5,485,396
Costs and expenses:

General and administrative expenses (Note 5) ....    1,013,517      826,356    1,218,472
                                                    ----------   ----------   ----------
Net income ......................................   $3,758,947   $2,873,901   $4,266,924
                                                    ==========   ==========   ==========
Net income allocated to:

General partners ................................   $   37,589   $   28,739   $   42,669

Limited partners ................................    3,721,358    2,845,162    4,224,255
                                                    ----------   ----------   ----------
                                                    $3,758,947   $2,873,901   $4,266,924
                                                    ==========   ==========   ==========
Net income per $500 limited partnership unit
  (based on 600,000 units outstanding) ..........   $     6.20   $     4.74   $     7.04
                                                    ==========   ==========   ==========
Cash distribution per $500 limited
  partnership unit ..............................   $     5.80   $     3.70   $    43.95
                                                    ==========   ==========   ==========


See notes to financial statements.



[GRAPHIC OMITTED] STATEMENTS OF PARTNERS' EQUITY


                                                General        Limited
Years ended December 31, 1995, 1994 and 1993    Partners       Partners           Total
                                              -----------    ------------    ------------

Partners' equity, January 1, 1993 ........                                              $
                                                     --      $ 35,037,651    $ 35,037,651
Net income, 1993 .........................         42,669       4,224,255       4,266,924
Allocation under Treasury Regulation
Section
1.704-1(b) (Note 1) ......................      6,199,831      (6,199,831)           --
Distributions, 1993 ......................     (6,242,500)    (26,370,000)    (32,612,500)
                                              -----------    ------------    ------------
Partners' equity, December 31, 1993 ......           --         6,692,075       6,692,075
Net income, 1994 .........................         28,739       2,845,162       2,873,901
Allocation under Treasury Regulation
Section
1.704-1(b) (Note 1) ......................        526,261        (526,261)           --
Distributions, 1994 ......................       (555,000)     (2,220,000)     (2,775,000)
                                              -----------    ------------    ------------
Partners' equity, December 31, 1994 ......           --         6,790,976       6,790,976
Net income, 1995 .........................         37,589       3,721,358       3,758,947
Allocation under Treasury Regulation
Section
1.704-1(b) (Note 1) ......................        832,411        (832,411)           --
Distributions, 1995 ......................       (870,000)     (3,480,000)     (4,350,000)
                                              -----------    ------------    ------------

Partners' equity, December 31, 1995 ......    $    --        $  6,199,923    $  6,199,923
                                              ===========    ============    ============


See notes to financial statements.

[GRAPHIC OMITTED] STATEMENTS OF CASH FLOWS


 Years ended December 31, 1995, 1994 and 1993              1995          1994            1993
                                                       -----------   -----------    ------------

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income ........................................   $  3,758,947    $  2,873,901    $  4,266,924

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Charge on overhead fee payable ....................           --           138,414         450,819

Decrease (increase) in accrued interest receivable          27,341         (28,200)         67,927

Net change in operating assets and liabilities:

  Increase (decrease) in due to managing general
    partner .......................................          8,654         (24,810)          9,050

  Increase in overhead fee payable ................           --              --             7,504

  Drawing on overhead fee .........................           --        (3,142,873)     (5,350,000)
                                                      ------------    ------------    ------------

Net cash provided by (used in) operating activities      3,794,942        (183,568)       (547,776)
                                                      ------------    ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES:

Distributions received from Joint Venture
  (less than) in excess of equity in income .......     (1,969,279)      2,333,529      25,920,458

Investments in Joint Venture ......................           --              --           (11,814)

Net sales of temporary investments ................      2,668,363         528,889       6,371,394
                                                      ------------    ------------    ------------
Net cash provided by investing activities .........        699,084       2,862,418      32,280,038
                                                      ------------    ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES:

Distributions to partners .........................     (4,350,000)     (2,775,000)    (32,612,500)
                                                      ------------    ------------    ------------
Net increase (decrease) in cash ...................        144,026         (96,150)       (880,238)

Cash, beginning of year ...........................        103,007         199,157       1,079,395
                                                      ------------    ------------    ------------
Cash, end of year .................................   $    247,033    $    103,007    $    199,157
                                                      ============    ============    ============


See notes to financial statements.

[GRAPHIC OMITTED]  NOTES TO FINANCIAL STATEMENTS

1.   ORGANIZATION

Silver Screen Partners III, L.P. ("the Partnership") was formed on September 17, 1986 as a Delaware limited partnership and began operations on January 29, 1987. The Partnership formed a Joint Venture with The Walt Disney Company ("Disney") for the purpose of financing (in whole or in part), producing and exploiting all feature-length theatrical motion pictures selected for production by Disney until the Partnership's funds were fully committed. The Partnership provided substantially all the financing for the Joint Venture's films, while Disney was responsible for the development and production or acquisition decisions on behalf of the Joint Venture in connection with the films.

     Silver Screen Management, Inc., a Delaware corporation, is the managing general partner ("MGP") of the Partnership and has exclusive responsibility for the management of the business and the affairs of the Partnership. Roland W. Betts, the President and a principal shareholder of the MGP, is the individual general partner of the Partnership.

     The Partnership Agreement provides that all Partnership profits, losses and distributable cash ("Proceeds") are allocated 99% to the limited partners and 1% to the general partners until the Partnership has satisfied certain tests. Thereafter, all Proceeds will be allocated 90% to the limited partners and 10% to the general partners until additional tests have been satisfied. Thereafter, all Proceeds will be allocated 80% to the limited partners and 20% to the general partners. During the year ended December 31, 1993, the allocation percentages with regard to distributable cash changed from 90% for the limited partners and 10% for the general partners to 80% and 20%, respectively. Cash generated by net gain from sale, as defined, will be allocated 85% to the limited partners and 15% to the general partners once the general partners have received an aggregate of 15% of the total cash generated by net gain from sale. The Partnership Agreement provides for the special allocation of income and gain, in accordance with Treasury Regulation Section 1.704-1(b), to eliminate any capital account deficit created through cash distributions to the general partners. This special allocation in 1995, 1994 and 1993 amounted to $832,411, $526,261, and $6,199,831, respectively, which represents $1.39, $0.88, and $10.33 per $500 limited partnership unit, respectively. Cash distributions to the limited partners are allocated pro-rata according to the capital accounts of the respective limited partners.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Income  taxes:

     No provision has been made for income taxes since income or loss of the Partnership is required to be reported by the respective partners on their income tax returns.

3.   TEMPORARY INVESTMENTS

     Temporary investments consisted of the following:


                                                            1995          1994
                                                        ----------    ----------
Commercial paper ....................................   $3,244,285    $5,939,989
                                                        ==========    ==========


All commercial paper is rated by Standard & Poor's A1 or A1+.

1995 commercial paper matured on January 11, 1996 and had interest rates ranging from 5.75% to 5.79%.

1994 commercial paper matured between January 5 and January 12, 1995 and had interest rates ranging from 5.75% to 6.00%.

4.   INVESTMENT IN JOINT VENTURE

The investment in the Disney-Silver Screen III Joint Venture (the "Joint Venture") is accounted for using the equity method of accounting. Under the equity method, the investment is initially recorded at cost, and is thereafter increased by additional investments, adjusted by the Partnership's share of the Joint Venture's results of operations, and reduced by distributions received from the Joint Venture. The Joint Venture's fiscal year ends September 30, while the Partnership's fiscal year ends December 31. The 1995, 1994 and 1993 statements of operations reflect the Joint Venture's results of operations for its fiscal years ended September 30, 1995, 1994 and 1993.

At the end of 1995, the Partnership entered into a buyout agreement (the "Agreement") with Disney (see Note 5). Under the terms of the Agreement, the Partnership's influence over the Joint Venture has been reduced, and the amount of future revenues to be received from the Joint Venture has been approximately determined. As a result, the Partnership will account prospectively for its investment in the Joint Venture using the cost method of accounting. Under this method, distributions to be received will be recognized as income except that the investment will be reduced in the proportion that actual distributions received bear to ultimate revenues expected to be received.

The investment in the Joint Venture at December 31, 1995 and 1994 is as follows:

                                                                          1995           1994
                                                                   -----------    -----------
Balance, January 1 .............................................   $   893,266    $ 3,226,795

Investments, January 1 to December 31 ..........................          --             --

Income from Joint Venture for the fiscal year ended September 30     4,515,810      3,444,814

Distributions received, January 1 to December 31 ...............    (2,546,531)    (5,778,343)
                                                                   -----------    -----------
Balance, December 31 ...........................................   $ 2,862,545    $   893,266
                                                                   ===========    ===========

In general, all revenues received by the Joint Venture are allocated and distributed first to the Partnership and Disney in proportion to their respective investments in the budgeted cost of each film until each has recovered its investment; second, net of participations, to Disney until it recovers any amounts paid for cost overruns; and thereafter, net of participations, 75% to the Partnership and 25% to Disney (adjusted for any Disney investment in the film other than cost overruns).

The condensed balance sheets for the Joint Venture at September 30, 1995 and 1994 are as follows.

                                                                1995           1994
                                                            -----------   -----------
ASSETS

Receivable from Buena Vista Pictures Distribution, Inc. .   $ 9,601,275   $ 7,656,313

Prepaid distributions to Silver Screen Partners III, L.P.          --       1,462,750

Film production costs, net of accumulated amortization
  of $209,457,749 and $289,956,694 ......................     6,057,023     6,558,078
                                                            -----------   -----------
                                                            $15,658,298   $15,677,141
                                                            ===========   ===========
LIABILITIES AND VENTURERS' CAPITAL

Accounts and distributions payable to:

  The Walt Disney Company ...............................   $ 7,071,310   $ 7,079,481

  Silver Screen Partners III, L.P. ......................     1,773,157          --

Deferred revenue ........................................       756,809     2,039,582

Venturers' capital:

  The Walt Disney Company ...............................     3,589,389     4,356,252

  Silver Screen Partners III, L.P. ......................     2,467,633     2,201,826
                                                            -----------   -----------
                                                            $15,658,298   $15,677,141
                                                            ===========   ===========

The condensed statements of income for the Joint Venture for the years ended September 30, 1995, 1994, and 1993 are as follows:

                                             1995           1994            1993
                                        ------------    ------------    ------------
Revenues ............................   $  9,127,690    $ 12,978,791    $ 35,551,109

Amortization of film production costs       (501,055)     (2,940,665)    (20,364,516)

Participation expense ...............     (1,759,597)     (5,482,403)     (1,234,110)
                                        ------------    ------------    ------------
Net income ..........................   $  6,867,038    $  4,555,723    $ 13,952,483
                                        ============    ============    ============


The Partnership's share of the September 30, 1995, 1994 and 1993 net income was $4,515,810, $3,444,814, and $5,096,264, respectively.

     Film  costs  include  production  costs,  a 17.5%  overhead  charge  on the budgeted film cost (payable 13.5% to Disney and 4% to the MGP), and a development fee of $500,000 for primarily all films payable to Disney. In December 1988, an under budget bonus of $6,024,240 was paid to Disney by the Partnership pursuant to the Joint Venture Agreement. Upon revision, an additional under budget bonus of $528,585 was paid in August 1990. Film costs are charged to earnings on an individual film basis in the ratio that the current year's revenues bear to Joint Venture management's estimate of the ultimate revenues to be received from all sources. See Note 7 with respect to the Joint Venture's distribution agreement.

     Film costs are stated at the lower of cost or estimated net realizable value on an individual film basis. Revenue forecasts for all motion pictures are continually reviewed by Joint Venture management and revised when warranted by changing conditions. When estimates of ultimate revenues to be received indicate that a motion picture will result in an ultimate loss, additional amortization is provided to reduce the film to its net realizable value.

     All of the Joint Venture's motion pictures are completed and have been released and are currently in secondary markets (home video, pay television, free television, and syndication). Based on Joint Venture management's ultimate revenue estimates at September 30, 1995, all unamortized film production costs will be amortized during the next two years.

     Participations represent a participant's share of a motion picture's profits as contractually defined. An ultimate participation expense is determined for each motion picture using ultimate revenues. Revenue forecasts for all motion pictures are continually reviewed by Joint Venture management and ultimate participation expense is revised when warranted. Ultimate participation expense is charged to earnings on an individual film basis in the ratio that current year's revenues bear to Joint Venture management's estimate of the ultimate revenues to be received from all sources.

5.   DISNEY BUYOUT OF THE PARTNERSHIP

The Partnership has entered into an agreement (the "Agreement") with Disney providing for the sale to Disney of all of the Partnership's interest in the Joint Venture. The Agreement provides for the payment of the purchase price of $125,000,000 in cash (subject to certain adjustments with respect to revenues received by the Partnership from the exploitation of the film "Oliver & Co."). Closing will be on September 30, 1997. In addition to the purchase price, the Agreement provides that Buena Vista Pictures Distribution, Inc. ("Buena Vista"), a wholly owned subsidiary of Disney, will continue to account for and make payments to the Joint Venture as required by the distribution agreement (defined in Note 7) for all revenues received by Buena Vista through August 31, 1997.

6.   OVERHEAD FEES PAYABLE

The Partnership Agreement provides that overhead fees received by the Partnership for the benefit of the MGP (see Note 4) will remain on account with the Partnership with the understanding that the MGP may draw from such account from time to time in order to cover its actual operating expenses not reimbursed from other sources. Pursuant to the Partnership Agreement, the overhead on account was paid to the MGP on June 14, 1994. Whenever the MGP drew from such account, it was entitled at that time to receive from the Partnership an amount equal to 10% per annum on the amounts not yet paid to the MGP. This amount, included in general and administrative expenses, was $138,414, and $450,819 in 1994 and 1993, respectively.

7.   AGREEMENT WITH RELATED PARTIES

The Joint Venture has entered into a distribution agreement with Buena Vista whereby the Joint Venture has granted Buena Vista a license to distribute all the Joint Venture's films, in all media throughout the world through September 30, 1997. The distribution agreement provides that if the revenues received by the Joint Venture for primarily all Joint Venture films are less than 100% of the film's budgeted film cost, as defined, actually expended, then five years after the release of that film (or, if earlier, seven years after the release of the first Joint Venture film), Buena Vista, to the extent it has retained revenues from that film, will pay the Joint Venture an additional amount (the "Revenue Shortfall Payment") sufficient to return the budgeted film cost actually expended. Buena Vista will be entitled to recoup any Revenue Shortfall Payments from the Joint Venture's share of film revenue from such film after the date of such payment. The Partnership received no Revenue Shortfall Payments during 1995 and $1.4 million during 1994. Disney has guaranteed Buena Vista's obligation to make Revenue Shortfall Payments.

--------------------------------------------------------------------------------
                                                                     (unaudited)

VALUE PER UNIT BASED ON ANNUAL APPRAISAL

The appraised value per unit based on projected cash flow as of December 31, 1995 is $184. The amount does not consider the time value of money.

CASH DISTRIBUTIONS

The Partnership made two distributions in 1995 totalling $6 or 1% per $500 unit. Cumulative distributions through December 31, 1995 totalled $707 or 141% per unit.

AVAILABILITY OF FORM 10-K

A copy of the Partnership's Annual Report to the SEC on Form 10-K may be obtained without charge by writing to the Partnership, c/o Silver Screen Management, 936 Broadway, New York, N.Y. 10010.

Silver Screen Management, Inc.
936 Broadway
New York, NY 10010

                                  Bulk Rate
                                U. S. Postage
                                     PAID
                                  Permit #9
                                  Boston, MA

                     DISNEY-SILVER SCREEN III JOINT VENTURE
                          (A California Joint Venture)

                              Financial Statements

                           September 30, 1995 and 1994

Price Waterhouse LLP


                        Report of Independent Accountants
                        ---------------------------------


December 20, 1995

To the Joint Venturers of
Disney-Silver Screen III Joint Venture

In our opinion, the accompanying balance sheet and the related statements of income, of Venturers' capital and of cash flows present fairly, in all material respects, the financial position of Disney-Silver Screen III Joint Venture (a California Joint Venture) at September 30, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Joint Venture's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                                    /s/Price Waterhouse LLP

                    DISNEY - SILVER SCREEN III JOINT VENTURE
                          (A California Joint Venture)


                                  Balance Sheet


                                                   September 30,   September 30,
                                                        1995           1994
                                                   -----------     -----------
                                 Assets
                                 ------

Receivable from Buena Vista
  Pictures Distribution, Inc. ...............     $ 9,601,275     $ 7,656,313

Prepaid distributions
  Silver Screen Partners III, L.P. ..........            --         1,462,750

Film production costs, less accumulated
  amortization of $290,457,749 and
  $289,956,694 at September 30, 1995 and
  September 30, 1994, respectively ..........       6,057,023       6,558,078
                                                  -----------     -----------

                                                  $15,658,298     $15,677,141
                                                  ===========     ===========


                       Liabilities and Venturers' Capital
                       ----------------------------------


Accounts and distributions payable
  The Walt Disney Company ..................       $ 7,071,310       $ 7,079,481
  Silver Screen Partners III, L.P. .........         1,773,157              --

Deferred revenue ...........................           756,809         2,039,582

Venturers' capital
  Silver Screen Partners III, L.P. .........         2,467,633         2,201,826
  The Walt Disney Company ..................         3,589,389         4,356,252
                                                   -----------       -----------

                                                     6,057,021         6,558,078
                                                   -----------       -----------


                                                   $15,658,298       $15,677,141
                                                   ===========       ===========


See accompanying notes to financial statements.

                    DISNEY - SILVER SCREEN III JOINT VENTURE
                          (A California Joint Venture)


                                Statement of Income


                                                    Year Ended
                                                  September 30,
                                                  -------------

                                       1995            1994            1993
                                   ------------    ------------    ------------

Revenues .......................   $  9,127,690    $ 12,978,791    $ 35,551,109

Costs and expenses

   Amortization of film
    production costs ...........       (501,055)     (2,940,665)    (20,364,516)

   Participation expense .......     (1,759,597)     (5,482,403)     (1,234,110)
                                   ------------    ------------    ------------


Net income .....................   $  6,867,038    $  4,555,723    $ 13,952,483
                                   ============    ============    ============



See accompanying notes to financial statements.

                    DISNEY - SILVER SCREEN III JOINT VENTURE

                          (A California Joint Venture)


                         Statement of Venturers' Capital


                  Years Ended September 30, 1995, 1994 and 1993



                                            Silver Screen    The Walt
                                               Partners       Disney
                                              III, L.P.       Company           Total
                                            ------------    ------------    ------------

Balance at September 30, 1992 ...........     26,679,997       3,190,204      29,870,201

   Capital distributions ................         (3,018)         (3,924)         (6,942)

   Net income ...........................      5,096,264       8,856,219      13,952,483

   Distributions ........................    (27,326,844)     (6,990,155)    (34,316,999)
                                            ------------    ------------    ------------

Balance at September 30, 1993 ...........      4,446,399       5,052,344       9,498,743

   Net income ...........................      3,444,814       1,110,909       4,555,723

   Distributions ........................     (5,689,387)     (1,807,001)     (7,496,388)
                                            ------------    ------------    ------------

Balance at September  30, 1994 ..........      2,201,826       4,356,252       6,558,078

   Net income ...........................      4,515,810       2,351,228       6,867,038

   Distributions ........................     (4,250,003)     (3,118,091)     (7,368,095)
                                            ------------    ------------    ------------

Balance at September 30, 1995 (unaudited)   $  2,467,633    $  3,589,389    $  6,057,021
                                            ============    ============    ============


See accompanying notes to financial statements.

                    DISNEY - SILVER SCREEN III JOINT VENTURE

                          (A California Joint Venture)

                             Statement of Cash Flows

                                                                          Year Ended
                                                                        September 30,
                                                                        -------------
                                                            1995             1994           1993
                                                        ------------    ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:

  Net income ........................................   $  6,867,038    $  4,555,723    $ 13,952,483

     Adjustments  to  reconcile  net income
     to net cash  provided  by  operating
     activities:

  Charges to income not requiring cash outlays
    Amortization of film production costs ...........        501,055       2,940,665      20,364,516

  Change in assets and liabilities
    (Increase) decrease in receivable from
      Buena Vista Pictures Distribution, Inc. .......     (1,944,962)      3,619,052      13,156,805

    (Decrease) increase in participations payable
      to The Walt Disney Company ....................     (1,584,208)      2,285,426      (2,753,682)

    Decrease in deferred revenue ....................     (1,282,773)     (3,814,107)       (311,167)
                                                        ------------    ------------    ------------

  Total adjustments .................................     (4,310,888)      5,031,036      30,456,472
                                                        ------------    ------------    ------------

Net cash provided by operating activities ...........      2,556,150       9,586,759      44,408,955
                                                        ------------    ------------    ------------

Cash flows from financing activities:

  Capital contributions (distributions)
    Silver Screen Partners III, L.P. ................           --              --            11,814
    The Walt Disney Company .........................           --              --            (3,924)

  Distributions
    Silver Screen Partners III, L.P. ................     (1,014,096)     (6,267,347)    (33,520,511)
    The Walt Disney Company .........................     (1,542,054)     (3,319,412)    (10,888,444)
                                                        ------------    ------------    ------------

Net cash used by financing activities ...............     (2,556,150)     (9,586,759)    (44,401,065)
                                                        ------------    ------------    ------------

Cash flows from investing activities:

  Film production costs additions ...................           --              --            (7,890)
                                                        ------------    ------------    ------------

Net change in cash, and cash at end of period .......   $       --      $       --      $       --
                                                        ============    ============    ============

See accompanying notes to financial statements

                     DISNEY-SILVER SCREEN III JOINT VENTURE
                          (A California Joint Venture)
                          Notes to Financial Statements
                               September 30, 1995

(1)  ORGANIZATION AND SIGNIFICANT AGREEMENTS

Organization
------------

The Disney-Silver Screen III Joint Venture (Joint Venture) was formed under the laws of the State of California on September 25, 1986 pursuant to a Joint Venture agreement (JV Agreement) between the Walt Disney Company (Disney) and Silver Screen III, L.P. (Silver Screen), collectively referred to as the Venturers. The Joint Venture was formed to finance, produce and exploit feature length live action and animated theatrical motion pictures selected for production by Disney. Silver Screen was capitalized through a public offering of limited partnership units and has provided approximately $266 million of funding to the Joint Venture.

Joint Venture Agreement
-----------------------

The JV Agreement sets forth the rights and obligations of the Venturers, including their capital contribution requirements and sharing of net proceeds and tax attributes. The JV Agreement requires Silver Screen to provide substantially all the financing for the Joint Venture's films, while Disney is required to finance all necessary costs in excess of Silver Screen's limits and is solely responsible for all decisions incidental to the development and production or acquisition of motion pictures for the Joint Venture. Silver Screen's financing contribution is limited to 100% of the budgeted film production costs (BFC), as contractually defined. At its option, Silver Screen may limit its contribution to $20 million per film. Special provisions pertain to Silver Screen's contribution limit on the film "Who Framed Roger Rabbit?" The Joint Venture is managed by Disney.

Revenues received by the Joint Venture from each film are distributed first to Silver Screen until it has received an amount equal to its investment in the film's BFC. Thereafter, revenues are distributed to Disney until it has received an amount equal to its investment in film production costs in excess of the film's BFC. Thereafter, all remaining revenues, net of participations, are distributed 75% to Silver Screen and 25% to Disney, as adjusted for any Disney investment in the film's BFC. Special provisions pertain to the distribution of revenues on the film "Who Framed Roger Rabbit?"

On September 29, 1995, Disney entered into an agreement (Purchase Agreement) with Silver Screen to purchase all of Silver Screen's rights and interest in, to and under the JV Agreement and the distribution agreement (as defined below). The Purchase Agreement provides for the payment of the purchase price (subject to certain adjustments with respect to animated films) on September 30, 1997 (or such later date as mutually agreed to by the parties) and requires Buena Vista

                     DISNEY-SILVER SCREEN III JOINT VENTURE
                          (A California Joint Venture)
                          Notes to Financial Statements
                               September 30, 1995


Pictures Distribution, Inc. (Buena Vista), a wholly owned subsidiary of Disney, to continue accounting for and making payments to the Joint Venture as required by the distribution agreement for all revenues received through August 31, 1997. After the payment of the purchase price, the Joint Venture will be dissolved. Until such time, the Joint Venture financial statements will be prepared in accordance with the accounting policies described below.

Distribution Agreement
----------------------

Concurrent with its formation, the Joint Venture entered into a distribution agreement with Buena Vista, for the distribution of all films produced by the Joint Venture in all media throughout the world. From the revenues received from the distribution of the Joint Venture films net of certain contractually defined costs, Buena Vista retains a distribution fee, as contractually defined, and an amount to recoup residuals it has paid, and remits the balance of the revenues to the Joint Venture. The receivable from Buena Vista relates to receivables due to Buena Vista from exhibitors and distributors of motion picture products.

If the total revenues received by the Joint Venture five years after the release of each film are less than 100% of the Joint Venture's investment in the BFC of that film, Buena Vista is required to pay the Joint Venture an additional amount (the "Revenue Shortfall Payment") to the extent it has retained revenues from the film. Buena Vista will be entitled to recoup any Revenue Shortfall Payment from the Joint Venture's share of revenues from the film after the date of such payment. Disney has guaranteed Buena Vista's obligation to make Revenue Shortfall Payments, if any.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
-------------------

All of the Joint Venture's motion pictures have been produced for theatrical release as its primary market. Revenues from theatrical distribution of motion pictures are recognized when revenues are reported by distributors. Television licensing revenues are recognized when the motion picture is available for telecasting by the licensee and when certain other conditions are met. Revenues from the sale of home video cassettes are recognized, net of an allowance for estimated returns, on the date that they are made widely available for sale by retailers.

Generally, motion pictures are first made available for six months after theatrical release for home video, one year after theatrical release for pay television, two to three years after theatrical release for initial free television, and approximately three to five years after theatrical release for syndication.

                     DISNEY-SILVER SCREEN III JOINT VENTURE
                          (A California Joint Venture)
                          Notes to Financial Statements
                               September 30, 1995

Revenues are presented net of the amount Buena Vista retains, as described above. Certain changes were made to residual estimates during the three months ended December 31, 1994 to better reflect actual payment history. The impact of these changes was to increase net income for the year ended September 30, 1995 by $84,523.

Accounting for Film Production Costs
------------------------------------

Film production costs include production costs, a 17.5% overhead charge payable 13.5% to Disney and 4% to Silver Screen, a development fee of $500,000 for each film payable to Disney, an underbudget bonus of $372,809 for each film payable to Disney, and interest on development costs, as contractually defined, payable to Disney. These costs are expected to benefit future periods. Film production costs are charged to earnings on an individual film basis in the ratio that the current year's revenues bear to management's estimate of ultimate revenues from all sources.

Film production costs are stated at the lower of cost or estimated net realizable value on an individual film basis. Revenue forecasts for all motion pictures are continually reviewed by management and revised when warranted by changing conditions. When estimates of ultimate revenues indicate that a motion picture will result in an ultimate loss, additional amortization is provided to reduce the film to its net realizable value.

All of the Joint Venture's motion pictures are completed, released, and are currently in secondary markets (home video, pay television, free television, and syndication). Based on management's ultimate revenue estimates at September 30, 1995, approximately 100% of unamortized film production costs will be amortized during the next three years.

Participation Expense
---------------------

Participations represent a participant's share of motion picture's profits as contractually defined. An ultimate participation expense is determined for each motion picture using ultimate revenues. Revenue forecasts for all motion pictures are continually reviewed by management and ultimate participation expense is revised when warranted. Certain changes were made to participation estimates during the three months ended December 31, 1994 to better reflect actual payment history. The impact of these changes was to increase net income for the year ended September 30, 1995 by $359,914. Ultimate participation expense is charged to earnings on an individual film basis in the ratio that the current year's revenues bear to management's estimate of ultimate revenues from all sources.

                     DISNEY-SILVER SCREEN III JOINT VENTURE
                          (A California Joint Venture)
                          Notes to Financial Statements
                               September 30, 1995

Revenue Shortfall Payment
-------------------------

The Revenue Shortfall Payment (as defined above) is recognized when earned. The revenue is earned five years after the release date of the film. Revenue Shortfall Payments made to the Joint Venture for the years ended September 30, 1995, 1994, and 1993 totaled $0, $1,391,142, and $20,912,861 respectively.

Income Taxes
------------

The Joint Venture is treated as a partnership for Federal and State income tax purposes. Accordingly, no provision for income taxes has been made in the accompanying financial statements since the Joint Venture's results of operations are reported in the income tax returns of the Venturers.


(3)  PREPAID DISTRIBUTIONS

Prepaid distributions to the Venturers are fully realizable as future and deferred revenues are recognized, and accrued participations are paid by the Joint Venture. Prepaid distributions are presented net of distributions payable to the Venturers.

(4)  ACCOUNTS AND DISTRIBUTION PAYABLE

                                                 September 30,   September 30,
                                                     1995            1994
                                                 -------------   -------------

Due to Silver Screen Partners III, L.P.:

   Distributions payable, net .................   $1,773,157      $     --
                                                  ----------      ----------

Due to The Walt Disney Company:

   Participations payable .....................   $3,687,682     $ 5,271,890
   Distributions payable, net .................    3,383,628       1,807,591
                                                  ----------      ----------

                                                  $7,071,310      $7,079,481
                                                  ==========      ==========

                    DISNEY - SILVER SCREEN III JOINT VENTURE
                          (A California Joint Venture)

                           Quarterly Financial Summary

                                   (Unaudited)

                                                        Three Months Ended Ended
                                          ---------------------------------------------------------
                                          December 31      March 31        June 30     September 30
                                          -----------    -----------    -----------    ------------
Fiscal 1995
-----------

Revenues ..............................   $ 1,313,182    $ 3,251,771    $ 1,391,296      3,171,441

Costs and expenses:

  Amortization of film production costs      (103,909)      (204,023)       (32,384)      (160,739)

  Participation expense ...............       244,663     (1,204,263)      (349,955)      (450,042)
                                          -----------    -----------    -----------    -----------

Net income ............................   $ 1,453,936    $ 1,843,485    $ 1,008,957    $ 2,560,660
                                          ===========    ===========    ===========    ===========

Fiscal 1994
-----------

Revenues ..............................   $ 2,999,833    $ 4,167,850    $ 3,670,069    $ 2,141,039

Costs and expenses:

  Amortization of film production costs      (742,388)      (726,651)       (93,423)    (1,378,203)

  Participation expense ...............    (2,171,389)    (1,799,462)      (794,537)      (717,015)
                                          -----------    -----------    -----------    -----------

Net income ............................   $    86,056    $ 1,641,737    $ 2,782,109    $    45,821
                                          ===========    ===========    ===========    ===========