Form 10-K, Exhibit 13
period 1996-12-31
SILVER SCREEN PARTNERS III LP
filed 1997-04-01
CIK 799101

Silver Screen Management
(c)1997 Silver Screen Management, Inc. Design: Pentagram

Officers:                                    Directors:
---------                                    ----------

Roland W. Betts                              Paul Bagley
President and                                New York, New York
Chief Executive Officer
                                             Tom A. Bernstein
Tom A. Bernstein                             New York, New York
Executive Vice President
                                             Roland W. Betts
Barbara Stubenrauch                          New York, New York
Senior Vice President
                                             John Tommasini
Richard S. Kasof                             New York, New York
First Vice President
                                             William Turchyn, Jr.
Dana Thayer                                  New York, New York
First Vice President

Liz A. Brevetti
Vice President

Keith C. Champagne
Vice President

Evelyn Halley
Vice President

Stuart A. Sheinbaum
Director of Investor
Relations

Conchetta S. Mayfield
Director of Operations

Paul Rindone
Director of Operations

To Our Limited Partners:

     Silver Screen Partners III distributed approximately $5 million for the four quarters of 1996, bringing total distributions since the Partnership's inception in 1987 to $431 million. Of the $431 million, approximately 70% is return of capital and 30% is income.

     During 1996, the majority of Partnership revenue was generated from the U.S. home video release of "Oliver & Company." Additional revenue was produced by the U.S. syndicated television market for "Honey, I Shrunk the Kids" and "Benji the Hunted."

     In 1997, "Oliver & Company" is expected to continue to contribute revenue from the U.S. home video market. By the end of the year, "Three Men and a Baby" will become available to appear in the basic cable television market (USA Network) and "Roger Rabbit" will become available in the U.S. syndicated television market.

     Our current expectations are that between now and the dissolution of the Partnership, after expenses, Silver Screen Partners III will distribute approximately $135 to $165 per unit to investors (this amount includes anticipated future quarterly distributions and the buyout proceeds from Disney). Closing of the purchase by Disney is scheduled to occur on September 30, 1997. The final distribution and dissolution of the Partnership is expected to take place before December 31, 1997. These figures and dates represent our best estimates as of today.

     As explained in previous correspondence, a number of private investment groups have sent out correspondence relating to a tender offer for units in Silver Screen Partners III, and there may be other such offers in the future. Silver Screen Partners III and Silver Screen Management, Inc. are not affiliated in any way with these firms and can make no recommendation as to the merits of any past or future tender offer. If and when you receive such solicitations, if you are not interested in selling your units, no action by you is required. We hope the above information will help you in evaluating the various bids from the tender offer groups.

     Tax information for preparing your 1996 income tax returns will be mailed to you by March 15. In the meantime, our Investor Relations Department is available to assist you with any questions you may have. Please note our new telephone number and address listed on the back of this report.

Sincerely,


/s/ Roland W. Betts
--------------------
Roland W. Betts
President



/s/ Tom S. Bernstein
--------------------
Tom A. Bernstein
Executive Vice President



January 24, 1997

                         REPORT OF INDEPENDENT AUDITORS


To the Partners
Silver Screen Partners III, L.P.

     We have audited the accompanying balance sheets of Silver Screen Partners III, L.P. (a limited partnership) as of December 31, 1996 and 1995, and the related statements of operations, partners' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silver Screen Partners III, L.P. (a limited partnership) at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


                                      /s/ Ernst & Young LLP

New York, New York
January 24, 1997

                                 BALANCE SHEETS


December 31, 1996 and 1995                                    1996         1995
--------------------------                               ----------   ----------
ASSETS
Current assets:
Cash .................................................   $  164,506   $  247,033
Temporary investments (at cost plus accrued interest,
  which approximates market) .........................    4,545,092    3,244,285
                                                         ----------   ----------
Total current assets .................................    4,709,598    3,491,318
Investment in Joint Venture ..........................    2,704,931    2,862,545
                                                         ----------   ----------
                                                         $7,414,529   $6,353,863
                                                         ----------   ----------

LIABILITIES AND PARTNERS' EQUITY
Current liabilities:
Due to managing general partner ......................   $    3,881   $   47,150
Accrued unincorporated business tax ..................       13,352         --
                                                         ----------   ----------
Total current liabilities ............................       17,233       47,150
Other liabilities ....................................         --        106,790
                                                         ----------   ----------
Total liabilities ....................................       17,233      153,940
                                                         ----------   ----------
Partners' Equity:
General partners .....................................         --           --
Limited partners .....................................    7,397,296    6,199,923
                                                         ----------   ----------
Total partners' equity ...............................    7,397,296    6,199,923
                                                         ----------   ----------
                                                         $7,414,529   $6,353,863
                                                         ==========   ==========

                       See notes to financial statements.

                            STATEMENTS OF OPERATIONS

Years ended December 31, 1996, 1995 and 1994               1996         1995         1994
--------------------------------------------          ----------   ----------   ----------
REVENUES:
Income from Joint Venture .........................   $7,220,549   $4,515,810   $3,444,814
Interest income ...................................      136,188      256,654      255,443
                                                      ----------   ----------   ----------
                                                       7,356,737    4,772,464    3,700,257
Costs and expenses:
General and administrative ........................      680,512    1,013,517      826,356
                                                      ----------   ----------   ----------
Income before income tax ..........................    6,676,225    3,758,947    2,873,901
Unincorporated business tax .......................      791,352         --           --
                                                      ----------   ----------   ----------
Net income ........................................   $5,884,873   $3,758,947   $2,873,901
                                                      ----------   ----------   ----------
Net income allocated to:
General partners ..................................   $   58,849   $   37,589   $   28,739
Limited partners ..................................    5,826,024    3,721,358    2,845,162
                                                      ----------   ----------   ----------
                                                      $5,884,873   $3,758,947   $2,873,901
                                                      ----------   ----------   ----------
Net income per $500 limited partnership unit
  (based on 600,000 units outstanding) ............   $     9.71   $     6.20   $     4.74
                                                      ----------   ----------   ----------
Cash distribution per $500 limited partnership unit   $     6.25   $     5.80   $     3.70
                                                      ----------   ----------   ----------

                       See notes to financial statements.


                         STATEMENTS OF PARTNERS' EQUITY

                                                   General        Limited
Years ended December 31, 1996, 1995 and 1994      Partners       Partners          Total
--------------------------------------------   -----------    -----------    -----------
Partners' equity, January 1, 1994 ..........   $      --      $ 6,692,075    $ 6,692,075
Net income, 1994 ...........................        28,739      2,845,162      2,873,901
Allocation under Treasury Regulation Section
  1.704-1(b) ...............................       526,261       (526,261)          --
Distributions, 1994 ........................      (555,000)    (2,220,000)    (2,775,000)
                                               -----------    -----------    -----------
Partners' equity, December 31, 1994 ........          --        6,790,976      6,790,976
Net income, 1995 ...........................        37,589      3,721,358      3,758,947
Allocation under Treasury Regulation Section
  1.704-1(b) ...............................       832,411       (832,411)          --
Distributions, 1995 ........................      (870,000)    (3,480,000)    (4,350,000)
                                               -----------    -----------    -----------
Partners' equity, December 31, 1995 ........          --        6,199,923      6,199,923
Net income, 1996 ...........................        58,849      5,826,024      5,884,873
Allocation under Treasury Regulation Section
  1.704-1(b) ...............................       878,651       (878,651)          --
Distributions, 1996 ........................      (937,500)    (3,750,000)    (4,687,500)
                                               -----------    -----------    -----------
Partners' equity, December 31, 1996 ........   $      --      $ 7,397,296    $ 7,397,296
                                               -----------    -----------    -----------


                       See notes to financial statements.

                            STATEMENTS OF CASH FLOWS

Years ended December 31, 1996, 1995 and 1994                                1996           1995           1994
--------------------------------------------                         -----------    -----------    -----------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income .......................................................   $ 5,884,873    $ 3,758,947    $ 2,873,901
Adjustments to reconcile net income to net cash
  provided by operating activities:
Charge on overhead fee payable ...................................          --             --          138,414
(Increase) decrease in accrued interest receivable ...............        (7,160)        27,341        (28,200)
Net change in operating assets and liabilities:
Increase in accrued unincorporated business tax ..................        13,352           --             --
Decrease in other liabilities ....................................      (106,790)          --             --
(Decrease) increase in due to managing general partner ...........       (43,269)         8,654        (24,810)
Drawing on overhead fee ..........................................          --             --       (3,142,873)
                                                                     -----------    -----------    -----------
Net cash provided by (used in) operating activities ..............     5,741,006      3,794,942       (183,568)
                                                                     -----------    -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
Distributions received from Joint Venture (less than) in excess of
  equity in income ...............................................          --       (1,969,279)     2,333,529
Decrease in investments in Joint Venture .........................       157,614           --             --
(Purchases) sales of temporary investments with
maturities of three months or less, net ..........................    (1,293,647)     2,668,363        528,889
                                                                     -----------    -----------    -----------
Net cash (used in) provided by investing activities ..............    (1,136,033)       699,084      2,862,418
                                                                     -----------    -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions to partners ........................................    (4,687,500)    (4,350,000)    (2,775,000)
                                                                     -----------    -----------    -----------
Net (decrease) increase in cash ..................................       (82,527)       144,026        (96,150)
Cash, beginning of year ..........................................       247,033        103,007        199,157
                                                                     -----------    -----------    -----------
Cash, end of year ................................................   $   164,506    $   247,033    $   103,007
                                                                     -----------    -----------    -----------


                       See notes to financial statements.

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

     The Partnership Agreement provides that all Partnership profits, losses and distributable cash ("Proceeds") are allocated 99% to the limited partners and 1% to the general partners until the Partnership has satisfied certain tests. Thereafter, all Proceeds will be allocated 90% to the limited partners and 10% to the general partners until additional tests have been satisfied. Thereafter, all Proceeds will be allocated 80% to the limited partners and 20% to the general partners. During the year ended December 31, 1993, the allocation percentages with regard to distributable cash changed from 90% for the limited partners and 10% for the general partners to 80% and 20%, respectively. Cash generated by net gain from sale, as defined, will be allocated 85% to the limited partners and 15% to the general partners once the general partners have received an aggregate of 15% of the total cash generated by net gain from sale. The Partnership Agreement provides for the special allocation of income and gain, in accordance with Treasury Regulation Section 1.704-1(b), to eliminate any capital account deficit created through cash distributions to the general partners. This special allocation in 1996, 1995 and 1994 amounted to $878,651, $832,411 and $526,261, respectively, which represents $1.46, $1.39 and $0.88 per $500 limited partnership unit, respectively. Cash distributions to the limited partners are allocated pro-rata according to the capital accounts of the respective limited partners.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income taxes: No provision has been made for income taxes except for the City of New York unincorporated business tax since income or loss of the Partnership is required to be reported by the respective partners on their income tax returns (see Note 7).


3.  TEMPORARY INVESTMENTS

Temporary investments consisted of the following:

                                1996             1995
                          ----------       ----------

Commercial paper ......   $4,545,092       $3,244,285
                          ----------       ----------


All  commercial  paper is rated by Standard & Poor's A1 or A1+.

1996 commercial paper matured between January 2 and January 23, 1997 and had interest rates ranging from 5% to 5.30%.

1995 commercial paper matured January 11, 1996 and had interest rates ranging from 5.75% to 5.79%.

4.  INVESTMENT IN JOINT VENTURE

The Partnership entered into a Letter Agreement (the "Buyout Agreement") with Disney dated September 11, 1995 providing for the sale to Disney of all of the Partnership's interest in the Joint Venture. The Buyout Agreement provides for the payment of the purchase price of $125,000,000 in cash (subject to certain adjustments with respect to revenues received by the Partnership from the exploitation of the film "Oliver & Co.").

     The closing is scheduled to occur on September 30, 1997 subject to satisfaction of certain customary conditions. In addition to the purchase price, the Buyout Agreement provides that Buena Vista Pictures Distribution, Inc. ("BV") will continue to account for and make payments to the Joint Venture as required by the Distribution Agreement for all revenues received by BV through August 31, 1997.

     As a result of the Buyout Agreement, the Partnership is using the cost method of accounting starting January 1, 1996. Under the cost method, distributions received are recognized as income and investments will be reduced in proportion to the actual cash received to ultimate revenues expected to be received.


     The investment in the Disney-Silver Screen III Joint Venture (the "Joint Venture") was accounted for using the equity method of accounting. Under the equity method, the investment was initially recorded at cost, and was thereafter increased by additional investments, adjusted by the Partnerhip's share of the Joint Venture's results of operations, and reduced by distributions received from the Joint Venture. The Joint Venture's fiscal year ends September 30, while the Partnership's fiscal year ends December 31. The 1995 and 1994 statements of operations reflect the Joint Venture's results of operations for its fiscal years ended September 30, 1995 and 1994. The investment in the Joint Venture on January 1, 1996 totaled $2,862,545.

     The investment in Joint Venture at December 31, 1995 was as follows:

                                                                           1995
                                                                    -----------

Balance, January 1 ..............................................   $   893,266
Income from Joint Venture for the fiscal year ended September 30      4,515,810
Distributions received, January 1 to December 31 ................    (2,546,531)
                                                                    -----------
Balance, December 31 ............................................   $ 2,862,545
                                                                    ===========


For each Joint Venture Film, all revenues received by the Joint Venture (except for "Roger Rabbit") were allocated and distributed first to the Partnership and Disney in proportion to their respective investments in the budgeted cost of each film until each recovered its investment; second, net of participations, to Disney until it recovered any amounts paid for cost overruns; and thereafter, net of participations, 75% to the Partnership and 25% to Disney (adjusted for any Disney investment in the film other than cost overruns).

The condensed balance sheet for the Joint Venture at September 30, 1995 was as follows:

                                                                           1995
                                                                     -----------

ASSETS
Receivable from Buena Vista Pictures Distribution, Inc. ........     $ 9,601,275
Film production costs, net of accumulated
  amortization of $209,457,749 .................................       6,057,023
                                                                     -----------
                                                                     $15,658,298
                                                                     ===========
LIABILITIES AND VENTURERS' CAPITAL
Accounts and distributions payable to:
The Walt Disney Company ........................................     $ 7,071,310
Silver Screen Partners III, L.P. ...............................       1,773,157
Deferred revenue ...............................................         756,809
Venturers' capital:
The Walt Disney Company ........................................       3,589,389
Silver Screen Partners III, L.P. ...............................       2,467,633
                                                                     -----------
                                                                     $15,658,298
                                                                     ===========


The condensed statements of income for the Joint Venture for the years ended September 30, 1995 and 1994 were as follows:

                                                         1995             1994
                                                 ------------      ------------
Revenues ...................................     $  9,127,690      $ 12,978,791
Amortization of film production costs ......         (501,055)       (2,940,665)
Participation expense ......................       (1,759,597)       (5,482,403)
                                                 ------------      ------------
Net income .................................     $  6,867,038      $  4,555,723
                                                 ============      ============


The Partnership's share of the September 30, 1995 and 1994 net income was $4,515,810 and $3,444,814, respectively.

     Film costs included production costs, a 17.5% overhead charge on the budgeted film cost (payable 13.5% to Disney and 4% to the MGP), and a development fee of $500,000 for each film (except "Roger Rabbit") payable to Disney. In December 1988, an underbudget bonus of $6,024,240 was paid to Disney by the Partnership pursuant to the Joint Venture Agreement. Upon revision, an additional underbudget bonus of $528,585 was paid in August 1990. Film costs were charged to earnings on an individual film basis in the ratio that the current year's revenues bore to Joint Venture management's estimate of the ultimate revenues to be received from all sources. See Note 6 with respect to the Joint Venture's distribution agreement.

     Film costs were stated at the lower of cost or estimated net realizable value on an individual film basis. Revenue forecasts for all motion pictures were continually reviewed by Joint Venture management and revised when warranted by changing conditions. When estimates of ultimate revenues to be received indicated that a motion picture would result in an ultimate loss, additional amortization was provided to reduce the film to its net realizable value.

     All of the Joint Venture's motion pictures have been completed and released, and are currently in secondary markets (home video, pay television, free television, and syndication). Based on Joint Venture management's ultimate revenue estimates at September 30, 1995, all unamortized film production costs will be amortized during 1997.

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


5.  OVERHEAD FEES PAYABLE

The Partnership Agreement provided that overhead fees received by the Partnership for the benefit of the MGP (see Note 4) would remain on account with the Partnership with the understanding that the MGP could draw from such account from time to time in order to cover its actual operating expenses not reimbursed from other sources. Pursuant to the Partnership Agreement, the overhead on account was paid to the MGP on June 14, 1994. Whenever the MGP drew from such account, it was entitled to receive at that time from the Partnership an amount equal to 10% per annum on the amounts not yet paid to the MGP. The amount included in general and administrative expenses in 1994 was $138,414.


6.  AGREEMENT WITH RELATED PARTIES

The Joint Venture entered into a distribution agreement with Buena Vista Pictures Distribution, Inc. ("Buena Vista"), a wholly-owned subsidiary of
Disney. The agreement provided that the Joint Venture grant Buena Vista a license to distribute all the Joint Venture's films, in all media throughout the world through September 30, 1997. The distribution agreement provided that if the revenues received by the Joint Venture for a Joint Venture film (except for "Roger Rabbit") were less than 100% of the film's budgeted film cost, as defined, actually expended, then, five years after the release of that film (or, if earlier, seven years after the release of the first Joint Venture film), Buena Vista, to the extent it had retained revenues from that film, would pay the Joint Venture an additional amount (the "Revenue Shortfall Payment") sufficient to return the budgeted film cost actually expended. Buena Vista was entitled to recoup any Revenue Shortfall Payments from the Joint Venture's share of film revenue from such film after the date of such payment. The Partnership received Revenue Shortfall Payments during the year ended December 31, 1995 of $1.4 million. Disney had guaranteed Buena Vista's obligation to make Revenue Shortfall Payments.

7.  UNINCORPORATED BUSINESS TAX

On September 30, 1996, the Partnership received an assessment from New York City regarding unincorporated business tax covering all periods from inception through December 31, 1995 of $878,000 (including interest). This liability was paid on the date of assessment. The Unincorporated Business Tax Expense reflects the excess of this payment over an amount previously established as a contingency reserve plus a provision for 1996.

--------------------------------------------------------------------------------
                                                                     (unaudited)


Value per unit based on annual appraisal
----------------------------------------

The appraised value per unit based on projected cash flow as of December 31, 1996 is $173. The appraised value does not consider the time value of money.


Cash distributions
------------------

The Partnership made two distributions in 1996 totalling $6.25 or 1.3% per $500 unit. Cumulative distributions through December 31, 1996 totalled $713 or 143% per unit.


Availability of Form 10-K
-------------------------

A copy of the Partnership's Annual Report to the SEC on Form 10-K may be obtained without charge by writing to the Partnership, c/o Silver Screen Management, Chelsea Piers-Pier 62, Suite 300, New York, N.Y. 10011.

Silver Screen Management, Inc.
Chelsea Piers-Pier 62
Suite 300 New York, NY 10011
(212) 336-6700




                                  Bulk Rate
                                U. S. Postage
                                     PAID
                                  Permit #9
                                  Boston, MA